Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in the Prospectus, dated September 18, 2023, and included in this Post-Effective Amendment No. 1 to the Registration Statement (Form N-2, File No. 333-272674) of Golub Capital Private Credit Fund (the “Registration Statement”).

We also consent to the use of our reports (1) dated May 30, 2023, with respect to the financial statement of Golub Capital Private Credit Fund as of April 30, 2023 and (2) dated September 6, 2023, with respect to the financial statements of GCP SG Warehouse 2022-1 as of and for the period ended June 30, 2023, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Chicago, Illinois
September 18, 2023